EXHIBIT 11.1

Computation of Per Share Earnings

For the Period from August 4, 2006 (Inception) through December 31, 2006
Revenues	$91,942
Cost of Goods Sold	$67,041
Expenses	$31,382
Net Income (Loss)	$(10,481)
Basic Income (Loss) per Share	$(0.01)
Weighted Average Number of Shares Outstanding	1,100,000